December 27, 2012

Attn: Ajay Koduri

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	CUI Global, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 26, 2012, as amended on April 4, 2012
File No. 001-35407

Dear Mr. Koduri:

We are compiling the documentation itemized in your December 21, 2012 Comment Letter for inclusion in a Form 8-K filing per your earlier agreement with Bill Clough.

Because several of the documents contain information that is considered trade secrets and privileged or confidential under the (b)(4) exemption we plan to apply for a CTO under the Securities Act Rule 406 and Exchange Act Rule 24b-2.

The compiling, reading and redacting process, along with the holiday season, has caused a delay in submitting the requested documents. Please accept this letter as a formal request for a response time extension until January 21, 2013.

Thank in advance for your consideration and your timely response.

Sincerely,

/s/ Larry G. Rightmyer

Larry G. Rightmyer
Administrative Director
CUI Global, Inc.
546 19 Avenue NE
St. Petersburg, Florida 33704
(727) 290-6852